Mail Stop 4561

November 28, 2006

Roy Trivett
President and Chief Executive Officer
Visiphor Corporation
Suite 1100 – 4700 Kingsway Burnaby
British Columbia V5H 4M2

      Re: Visiphor Corporation
              Form 10-QSB for Fiscal Quarter Ended September 30, 2006
              File No. 000-30090

Dear Mr. Trivett:

We have reviewed your response letter dated October 30, 2006 and the above referenced filings and have the following additional comments. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the quarterly period ended September 30, 2006

Item 3. Controls and Procedures, page 38

1.   As previously requested, please tell us whether the Chief Executive Officer and Chief Operating Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e). That is, tell us, and confirm that you will disclose in future filings, whether your officers concluded that your disclosure controls and procedures are *also* effective in ensuring that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Commissions rules and forms. We refer you to Exchange Act Rule 13a-15(e)

Management's Discussion and Analysis or Plan of Operation

Contractual Obligations, page 37

2.   Your table of contractual obligations should include all contractual obligations and commercial commitments to make future payments, such as your long-term debt obligations. Tell us how you considered the disclosure requirements of Item 303(A)(5) of Regulation S-K.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        You may contact Jason Niethamer at 202-551-3855, Melissa Walsh at 202-551-3224 or me at 202-551-3730 if you have questions regarding the above comments.

                                Sincerely,

                                Stephen Krikorian
                                Accounting Branch Chief